TERYL RESOURCES CORP.

CONSOLIDATED FINANCIAL STATEMENTS

AS AT MAY 31, 2008 AND 2007
(Stated in Canadian Dollars)

INDEPENDENT AUDITORS’ REPORT

To the Shareholders of
Teryl Resources Corp.

We have audited the consolidated balance sheets of Teryl Resources Corp. as at May 31, 2008 and 2007, and the consolidated statements of operations and comprehensive loss, cash flows, and shareholders’ equity for each of the years in the three-year period ended May 31, 2008.  These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at May 31, 2008 and 2007, and the results of its operations and its cash flows for each of the years in the three-year period ended May 31, 2008 in accordance with Canadian generally accepted accounting principles.

Vancouver, Canada                                                                        “Morgan & Company”

September 26, 2008                                                                         Chartered Accountants

COMMENTS BY AUDITORS FOR U.S. READERS ON CANADA-U.S. REPORTING DIFFERENCES

The reporting standards of the Public Company Accounting Oversight Board (United States) for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the Company’s ability to continue as a going concern, such as those described in Note 1 to the consolidated financial statements.  Our report to the shareholders, dated September 26, 2008, is expressed in accordance with Canadian reporting standards which do not permit a reference to such events and conditions in the auditor’s report when these are adequately disclosed in the consolidated financial statements.

Vancouver, Canada                                                                    “Morgan & Company”

September 26, 2008                                                                     Chartered Accountants

TERYL RESOURCES CORP.

CONSOLIDATED BALANCE SHEETS
(Stated in Canadian Dollars)

	MAY 31
	2008	2007

ASSETS
Current
Cash	$215,294	$2,947
Amounts receivable	31,665	12,515
Prepaid expenses	30,312	6,773
	277,271	22,235
Advances To Related Parties (Note 8)	64,201	1
Investments (Note 4)	2,208	4,026
Equipment (Note 5)	13,283	17,269
Oil And Gas Well Interests (Note 6)	-	287,936
Mineral Property Interests (Note 7)	196,855	231,086
Deferred Exploration Expenditures (Note 7)	2,932,238	2,999,743

	$3,486,056	$3,562,296

LIABILITIES
Current
Accounts payable and accrued liabilities	$107,364	$128,098
Advances from related parties (Note 8)	92,070	172,181
	199,434	300,279
SHAREHOLDERS’ EQUITY

Share Capital (Note 9)
Authorized:
100,000,000 common shares, voting, no par value
5,000,000 preferred shares, non-voting, $1 par value
Issued and outstanding:
49,587,528 (2007 – 40,862,528) common shares	12,031,827	10,839,258

Subscriptions Received	-	70,000
Contributed Surplus	332,404	285,754
Accumulated Other Comprehensive Loss	(1,818)	-
Deficit	(9,075,791)	(7,932,995)
	3,286,622	3,262,017

	$3,486,056	$3,562,296

Approved on Behalf of the Board of Directors:

“J. Robertson”	“J. Lorette”
Director	Director

The accompanying notes are an integral part of these consolidated financial statements.

TERYL RESOURCES CORP.

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS
(Stated in Canadian Dollars)

	YEARS ENDED MAY 31
	2008	2007	2006

Revenue
Oil and gas income	$30,749	$33,714	$27,154

Expenses
Amortization	3,987	4,547	6,847
Depletion of oil and gas wells	-	24,243	-
Filing and regulatory fees	58,530	18,961	24,353
Foreign exchange loss (gain)	2,678	(74)	4,687
Management and directors’ fees	76,284	75,396	74,440
Office and sundry	27,795	21,252	14,756
Office rent and utilities	13,325	10,171	5,737
Oil and gas production, royalties and other	10,917	6,442	12,605
Professional fees	89,476	87,395	39,808
Publicity, promotion and investor relations	203,580	110,525	117,256
Secretarial and employee benefits	24,630	38,083	33,578
Stock based compensation	21,311	66,300	6,242
Telephone	11,560	8,417	6,207
Transfer agent fees	8,959	5,894	6,830
Travel, auto and entertainment	35,725	11,193	25,128
	588,757	488,745	378,474

Operating Loss	(558,008)	(455,031)	(351,320)

Other Income (Expenses)
Interest income	3,426	613	3,079
Interest expense	(842)	(741)	(14,704)
Oil and gas wells written off	(313,483)	-	-
Mineral properties written off	(60,705)	(9,381)	(29,161)
Exploration expenditures written off	(213,184)	(1,000)	(38,540)
	(584,788)	(10,509)	(79,326)

Net Loss For The Year	(1,142,796)	(465,540)	(430,646)

Unrealized Losses On Available-For-Sale Investments	(649)	-	-

Comprehensive Loss For The Year	$(1,143,445)	$(465,540)	$(430,646)

Loss Per Share, Basic and diluted	$(0.03)	$(0.01)	$(0.01)

Weighted Average Number Of Common Shares Outstanding, Basic and diluted	44,538,405	39,663,029	36,889,399

The accompanying notes are an integral part of these consolidated financial statements.

TERYL RESOURCES CORP.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(Stated in Canadian Dollars)

	YEARS ENDED MAY 31
	2008	2007	2006

Cash Flows From Operating Activities
Revenue receipts	$28,205	$30,495	$27,343
Receipt of interest income	3,426	613	3,079
Refunds of Goods and Services Tax	-	13,614	10,201
Payment of interest on debenture	-	-	(26,749)
Payments to suppliers for goods and services	(559,350)	(255,565)	(404,366)
	(527,719)	(210,843)	(390,492)

Cash Flows From Financing Activities
Share capital issued for cash, net	1,147,908	199,151	671,250
Repayment of debenture	-	-	(150,000)
Related party advances (repayments)	(144,311)	95,765	26,956
	1,003,597	294,916	548,206

Cash Flows From Investing Activities
Exploration expenditures	(211,509)	(41,624)	(163,320)
Purchase of mineral property interests	(26,474)	(34,231)	-
Purchase of equipment	-	(5,773)	-
Purchase of oil and gas well interests	(25,548)	(209,134)	(103,045)
	(263,531)	(290,762)	(266,365)

Increase (Decrease) In Cash For The Year	212,347	(206,689)	(108,651)

Cash, Beginning Of Year	2,947	209,636	318,287

Cash, End Of Year	$215,294	$2,947	$209,636

Non-Cash Financing And Investing Activities
Shares issued for mineral properties	$-	$16,000	$-

The accompanying notes are an integral part of these consolidated financial statements.

TERYL RESOURCES CORP.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

YEARS ENDED MAY 31, 2008, 2007 AND 2006
(Stated in Canadian Dollars)

					ACCUMULATED
					OTHER
	SHARE CAPITAL		SUBSCRIPTIONS	CONTRIBUTED	COMPREHENSIVE
	NUMBER	AMOUNT	RECEIVED	SURPLUS	LOSS	DEFICIT	TOTAL

Balance, May 31, 2005	36,777,688	$9,944,335	$69,972	$175,935	$-	$(7,036,809)	$3,153,433

Stock options exercised	37,500	7,500	-	-	-	-	7,500
Fair value of stock options exercised	-	12,776	-	(12,776)	-	-	-
Warrants exercised	5,000	1,750	-	-	-	-	1,750
Private placements	2,648,000	662,000	-	-	-	-	662,000
Share issue costs	-	(4,254)	-	-	-	-	(4,254)
Stock based compensation	-	-	-	6,242	-	-	6,242
Net loss for the year	-	-	-	-	-	(430,646)	(430,646)

Balance, May 31, 2006	39,468,188	10,624,107	69,972	169,401	-	(7,467,455)	3,396,025

Shares issued for mineral properties	100,000	16,000	-	-	-	-	16,000
Warrants exercised	100,000	20,000	-	-	-	-	20,000
Private placements	1,194,340	179,151	-	-	-	-	179,151
Stock based compensation	-	-	-	116,353	-	-	116,353
Foreign exchange adjustments on subscriptions received	-	-	28	-	-	-	28
Net loss for the year	-	-	-	-	-	(465,540)	(465,540)

Balance, May 31, 2007	40,862,528	10,839,258	70,000	285,754	-	(7,932,995)	3,262,017

TERYL RESOURCES CORP.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY (Continued)

YEARS ENDED MAY 31, 2008, 2007 AND 2006
(Stated in Canadian Dollars)

					ACCUMULATED
					OTHER
	SHARE CAPITAL		SUBSCRIPTIONS	CONTRIBUTED	COMPREHENSIVE
	NUMBER	AMOUNT	RECEIVED	SURPLUS	LOSS	DEFICIT	TOTAL

Balance, May 31, 2007	40,862,528	$10,839,258	$70,000	$285,754	$-	$(7,932,995)	$3,262,017

Revaluation of investments to market value at June 1, 2007	-	-	-	-	(1,169)	-	(1,169)
Unrealized losses on available-for-sale investments	-	-	-	-	(649)	-	(649)
Subscriptions refunded	-	-	(70,000)	-	-	-	(70,000)
Stock options exercised	10,000	1,500	-	-	-	-	1,500
Private placements	8,715,000	1,307,250	-	-	-	-	1,307,250
Share issue costs	-	(90,842)	-	-	-	-	(90,842)
Stock based compensation	-	-	-	21,311	-	-	21,311
Fair value of broker’s warrants issued	-	(25,339)	-	25,339	-	-	-
Net loss for the year	-	-	-	-	-	(1,142,796)	(1,142,796)

Balance, May 31, 2008	49,587,528	$12,031,827	$-	$332,404	$(1,818)	$(9,075,791)	$3,286,622

The accompanying notes are an integral part of these consolidated financial statements.

TERYL RESOURCES CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

MAY 31, 2008 AND 2007
(Stated in Canadian Dollars)

1.	NATURE OF OPERATIONS AND GOING CONCERN

Teryl Resources Corp. is a public company incorporated under the British Columbia Business Corporations Act on July 16, 1985.  Its shares are listed on the TSX Venture Exchange.

The Company makes expenditures on acquiring mineral properties and carries out exploration on the properties.  It also acquires oil and gas property interests and participates in drilling wells. Recoverability of the amounts shown for investments, mineral properties, interest in oil and gas properties and the related deferred expenditures is dependent upon the existence of economically recoverable reserves, the ability to obtain the necessary financing to complete the exploration, the profitability of future production or the ability of the Company to dispose of those assets on a profitable basis.  The Company's ongoing operation is dependent upon cash flow from successful operations and equity financing.  The Company has incurred a loss of $1,142,796 in the year ended May 31, 2008 (2007 - $465,540; 2006 - $430,646).  These consolidated financial statements do not include adjustments that would be necessary should it be determined that the Company may be unable to continue as a going concern.

2.	RECENTLY ADOPTED CANADIAN ACCOUNTING POLICIES

a)	Financial Instruments – Recognition and Measurement, Hedging and Comprehensive Income

Effective June 1, 2007, the Company adopted the new recommendations of the Canadian Institute of Chartered Accountants (CICA) Handbook Section 1530, Comprehensive Income; Section 3251, Equity; Section 3855, Financial Instruments - Recognition and Measurement; and Section 3865, Hedges, prospectively without restatement.  These new Handbook Sections, which apply to fiscal years beginning on or after October 1, 2006, provide requirements for the recognition and measurement of financial instruments and on the use of hedge accounting.  Section 1530 establishes standards for reporting and presenting comprehensive income, which is defined as the change in equity from transactions and other events from non-owner sources.  Other comprehensive income refers to items recognized in comprehensive income that are excluded from net income calculated in accordance with Canadian generally accepted accounting principles.  Under the new standards, policies followed for periods prior to the effective date generally are not reversed and therefore, the comparative figures have not been restated.  The adoption of these Handbook Sections had no impact on opening deficit.

TERYL RESOURCES CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

MAY 31, 2008 AND 2007
(Stated in Canadian Dollars)

2.	RECENTLY ADOPTED CANADIAN ACCOUNTING POLICIES (Continued)

a)	Financial Instruments – Recognition and Measurement, Hedging and Comprehensive Income (Continued)

Under Section 3855, financial instruments must be classified into one of these five categories:  held-for-trading, held-to-maturity, loans and receivables, available-for-sale financial assets or other financial liabilities.  All financial instruments, including derivatives, are measured in the balance sheet at fair value except for loans and receivables, held-to-maturity investments and other financial liabilities, which are measured at amortized cost.  Subsequent measurement and changes in fair value will depend on their initial classification, as follows:  held-for-trading financial assets are measured at fair value and changes in fair value are recognized in net income; available-for-sale financial instruments are measured at fair value with changes in fair value recorded in other comprehensive income until the investment is derecognized or impaired at which time the amounts would be recorded in net income.

Upon adoption of these new standards, the Company designated its cash as held-for-trading, which are measured at fair value.  Amounts receivable are classified as loans and receivables, which are measured at amortized cost.  Accounts payable and accrued liabilities are classified as other financial liabilities.  Investments are classified as available-for-sale, which are measured at fair value with changes in fair value recorded in other comprehensive income until the investment is derecognized or impaired at which time the amounts would be recorded in net income.

b)	Financial Instruments - Disclosures

In March 2007, the CICA issued Section 3862, Financial Instruments - Disclosures, and Section 3863, Financial instruments - Presentation, which together comprise a complete set of disclosure and presentation requirements that revise and enhance current disclosure requirements for financial instruments. These sections apply to interim and annual financial statements relating to fiscal years beginning on or after October 1, 2007. Section 3862 requires disclosure of additional detail by financial asset and liability categories. Section 3863 establishes standards for presentation of financial instruments and non-financial derivatives. It deals with the classification of financial instruments, from the perspective of the issuer, between liabilities and equity, the classification of related interest, dividends, losses and gains, and the circumstances in which financial assets and financial liabilities are offset. Effective May 31, 2008, the Company implemented these disclosures, although the adoption of these sections did not impact the Company.

TERYL RESOURCES CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

MAY 31, 2008 AND 2007
(Stated in Canadian Dollars)

2.	RECENTLY ADOPTED CANADIAN ACCOUNTING POLICIES (Continued)

c)	Accounting Changes

Section 1506, Accounting Changes, establishes criteria for changing accounting policies, together with the accounting treatment and disclosure of changes in accounting policies, changes in accounting estimates and the correction of errors.  The disclosure is to include, on an interim and annual basis, a description and the impact on the Company of any new primary source of GAAP that has been issued but is not yet effective.  The impact that the adoption of Section 1506 will have on the Company’s results of operations and financial condition will depend on the nature of future accounting changes.

d)	Accounting Policy Choice for Transaction Costs

On June 1, 2007, the Emerging Issues Committee of the CICA issued Abstract No. 166, “Accounting Policy Choice for Transaction Costs” (“EIC-166”).  This EIC addresses the accounting policy choice of expensing or adding transaction costs related to the acquisition of financial assets and financial liabilities that are classified as other than held-for-trading.  Specifically, it requires that the same accounting policy choice be applied to all similar financial instruments classified as other than held-for-trading, but permits a different policy choice for financial instruments that are not similar.  The Company has adopted EIC-166 effective May 31, 2008, which requires retroactive application to all transaction costs accounted for in accordance with CICA Handbook Section 3855, Financial Instruments – Recognition and Measurement.  The Company has evaluated the impact of EIC-166 and determined that no adjustments are currently required.

e)	Capital Disclosures

The CICA issued a new accounting standard, Section 1535, Capital Disclosures, which requires the disclosure of both qualitative and quantitative information that provides users of financial statements with information to evaluate the entity’s objectives, policies and processes for managing capital.  This new section will be effective for the Company beginning June 1, 2008.

The Company is currently assessing the impact of the above new accounting standards on the Company’s financial positions and results of operations.

TERYL RESOURCES CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

MAY 31, 2008 AND 2007
(Stated in Canadian Dollars)

3.	SIGNIFICANT CANADIAN ACCOUNTING POLICIES

a)	Consolidation

These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries, Argon Investment Corporation (inactive) and Teryl, Inc.  Teryl, Inc. was incorporated on November 17, 1988 in the State of Delaware and registered to do business in the USA, to hold and operate the Alaska mineral property interests, the Texas oil and gas well interests and the Arizona mineral property interests.

b)	Equipment

The Company records its office and automotive equipment at cost and depreciates them on the declining-balance basis over the estimated useful lives at the following rates:

Office equipment	20% per annum
Automotive equipment	30% per annum

c)	Accounting for Oil and Gas Well Interests

The Company follows the successful efforts method of accounting for its oil and gas properties, and related equipment.  Costs of exploratory wells are initially capitalized pending determination of proved reserves.  Costs of wells which are assigned proved reserves remain capitalized, while costs of unsuccessful wells are charged to operations.  All other exploration costs, including geological and geophysical costs, are charged to operations as incurred.  Development costs, including the cost of all wells, are capitalized.

Producing properties and significant unproved properties are assessed annually, or as economic events dictate, for potential impairment.  Impairment is assessed by comparing the estimated net undiscounted future cash flows to the carrying value of the asset.  If required, the impairment recorded is the amount by which the carrying value of the asset exceeds its fair value.

Depreciation and depletion of capitalized costs of oil and gas producing properties are calculated using the straight-line method over 10 years, which is the estimated pay-out term.

TERYL RESOURCES CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

MAY 31, 2008 AND 2007
(Stated in Canadian Dollars)

3.	SIGNIFICANT CANADIAN ACCOUNTING POLICIES (Continued)

c)	Accounting for Oil and Gas Well Interests (Continued)

On the sale or retirement of a complete unit of a proved property, the cost and related accumulated depreciation, depletion, and amortization are eliminated from the property accounts, and the resultant gain or loss is recognized.  On the retirement or sale of a partial unit of proved property, the cost is charged to accumulated depreciation, depletion, and amortization with a resulting gain or loss recognized in income.  On the sale of an entire interest in an unproved property for cash or cash equivalent, gain or loss on the sale is recognized, taking into consideration the amount of any recorded impairment if the property had been assessed individually.  If a partial interest in an unproved property is sold, the amount received is treated as a reduction of the cost of the interest retained.  In joint ventured oil and gas exploration and production activities, the accounts reflect only the Company’s proportionate interest in such activities.

d)	Accounting for Mineral Property Interests

The Company capitalizes its acquisition costs of mineral properties (including finder’s fees) and the related exploration and development expenditures by claim groups, or its share of costs on joint ventures, which are to be amortized as follows:

i)	If properties are sold outright – costs are written off entirely against proceeds.
ii)
if properties are sold under option-type agreement – on the basis of cash or shares received over the total undiscounted amount to be received under the agreement, exclusive of royalties or net profit participation.

iii)	If properties are brought into production - on the basis of units of production over the total estimated reserves recoverable.
iv)	If properties are retained, but have no proven economic reserves and are not currently being explored or developed by the Company or joint venture partner – costs are written down to a nominal value.
v)	If properties are abandoned – costs are written off entirely.

e)	Revenue Recognition

Revenue associated with the sales of oil and gas are recorded when title passes to the customer. Revenues from oil and gas production from properties in which the Company has an interest with other producers are recognized on the basis of the Company’s net working interest.

TERYL RESOURCES CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

MAY 31, 2008 AND 2007
(Stated in Canadian Dollars)

3.	SIGNIFICANT CANADIAN ACCOUNTING POLICIES (Continued)

f)	Foreign Exchange Translations

The Company’s functional currency is the Canadian dollar.  Transactions recorded in United States dollars have been translated into Canadian dollars using the temporal method as follows:

i)	Monetary items at the rate prevailing at the balance sheet date.
ii)	Non-monetary items at the historical exchange rate.
iii)	Revenue and expense at the average rates in effect during the year.

Gains or losses arising from translation are included in the consolidated statements of operations.

g)	Investments

The Company reports investments in debt and marketable equity securities at fair value based on quoted market prices or, if quoted prices are not available, discounted expected cash flows using market rates commensurate with credit quality and maturity of the investment. All investment securities are designated as available-for-sale with unrealized gains and losses included in other comprehensive income (loss).  All realized gains and losses are recognized in net income (loss) in the period of disposition.

h)	Vesting of Stock Options

All options granted by the Company under the stock option plan have the following exercise schedule:

i)	First exercise – 25% at any time during the term of the option;
ii)	Second exercise – 25% any time after 90 days from the date of First exercise;
iii)	Third exercise – 25% any time after 90 days from the date of Second exercise; and
iv)	Final exercise – 25% any time after 90 days from the date of Third exercise.

The options expire sixty months from the date of grant unless otherwise specified.

i)	Use of Estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires the Company’s management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and related notes to the consolidated financial statements.  Actual results may differ from those estimates.

TERYL RESOURCES CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

MAY 31, 2008 AND 2007
(Stated in Canadian Dollars)

3.	SIGNIFICANT CANADIAN ACCOUNTING POLICIES (Continued)

j)	Income Taxes

The Company uses the liability method of accounting for future income taxes, whereby future income tax assets and liabilities are computed based on the differences between the carrying amount of assets and liabilities on the balance sheet, and their corresponding tax values, using the currently enacted or substantially enacted, income tax rates expected to apply when these differences reverse. Future income tax assets also result from unused loss carry forwards and other deductions.  The valuation of future income tax assets is reviewed annually and adjusted, if necessary, by the use of a valuation allowance, which is recorded against any future income tax asset, if it is more likely that not that the asset will not be realized.

k)	Loss Per Share

Basic and diluted loss per share amounts are computed using the weighted average number of common shares outstanding during the year.  The Company calculates loss per share using the treasury stock method.  Under the treasury stock method, only instruments with exercise amounts less than the market prices impact the diluted calculations.  In computing diluted loss per share, no shares were added to the weighted average number of common shares outstanding during the years ended May 31, 2008, 2007 and 2006 for the dilutive effect of employee stock options and warrants, as they were all anti-dilutive.  No adjustments were required to the reported loss from operations in computing diluted per share amounts.

l)	Stock Based Compensation

The Company follows the recommendations of CICA Handbook Section 3870 – “Stock Based Compensation and Other Stock Based Payments” to account for stock based transactions with officers, directors and outside consultants.  Accordingly, the fair value of stock options is charged to operations, with an offsetting credit to contributed surplus.  The fair value of stock options, which vest immediately, is recognized at the date of grant; the fair value of options, which vest in the future, is recognized on a straight-line basis over the vesting period.  Any consideration received on exercise of stock options, together with the related portion of contributed surplus, is credited to share capital.

m)	Fair Value of Warrants

Proceeds from unit placements are allocated between shares and warrants issued according to their relative fair value using the residual method to determine the fair value of warrants issued.  Warrants issued to brokers are evaluated by using the Black-Scholes model.

TERYL RESOURCES CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

MAY 31, 2008 AND 2007
(Stated in Canadian Dollars)

3.	SIGNIFICANT CANADIAN ACCOUNTING POLICIES (Continued)

n)	Asset Impairment

On an annual basis and when impairment indicators arise, the Company evaluates the future recoverability of its oil and gas well, and mineral property costs.  Impairment losses or write downs are recorded in the event the net book value of such assets exceeds the estimated indicated future cash flow attributable to such assets.

o)	Asset Retirement Obligations

The Company follows the recommendations in CICA Handbook Section 3110 – “Asset Retirement Obligations” whereby the legal obligations associated with the retirement of tangible long-lived assets are recorded as liabilities.  The liabilities are calculated using the net present value of the cash flows required to settle the obligation.  A corresponding amount is capitalized to the related asset.  Asset retirement costs are charged to earnings in a manner consistent with the depreciation, depletion and amortization of the underlying asset.  The liabilities are subject to accretion over time for changes in the fair value of the liability through charges to accretion, which is included in cost of sales and operating expenses.  As at May 31, 2008 and 2007, the Company did not have any asset retirement obligations.

p)	Variable Interest Entities

The Canadian Institute of Chartered Accountants (CICA) issued Accounting Guideline 15, “Consolidation  of Variable Interest Entities”, to provide accounting guidance related to variable interest entities (“VIE”).  A VIE exists when the entity’s equity investment is at risk. When a VIE is determined to exist, the guidance requires the VIE to be consolidated by the primary beneficiary.  The Company adopted the Guideline effective June 1, 2005 and has determined that it does not have a primary beneficiary interest in VIE.

q)	Comparative Figures

Certain comparative figures have been reclassified to conform to the current year’s presentation.

4.	INVESTMENTS

At May 31, 2008 and 2007, the Company owned 15,880 common shares of Linux Gold Corp., a public company listed on U.S. Stock Exchanges.  The investment is carried at a market value of $2,208 (2007 – carried at cost of $4,026; market value - $2,856).

TERYL RESOURCES CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

MAY 31, 2008 AND 2007
(Stated in Canadian Dollars)

5.	EQUIPMENT

	2008	2007

Furniture and fixtures, at cost	$27,010	$27,010
Less: Accumulated amortization	(17,456)	(15,068)
	9,554	11,942

Automotive equipment, at cost	15,531	15,531
Less: Accumulated amortization	(11,802)	(10,204)
	3,729	5,327

	$13,283	$17,269

6.	OIL AND GAS WELL INTERESTS

The Company owns 6.5% working interest (4.680% net revenue interest) in the Peters No. 1 Well, in Fayette County, Texas, and a 7.5% working interest (5.79375% net revenue interest) in each of the C-S #1, Jancik #2 and Herrmann #4 wells, located in Burleson County, Texas.  The carrying costs of these wells have been completely depleted.

The Company entered into agreements with IAS Energy, Inc., a company with common directors, to purchase 40% interests (subject to 40% net revenue interests to others) on May 18, 2006, in the Ken Lee #1 natural gas well for $103,045 ($92,500 US), on June 8, 2006, in the Elvis Farris #2 natural gas well for $104,461 ($92,500 US) and on July 31, 2006, in the Clarence Bright #1 natural gas well for $104,673 ($92,500 US).  All three wells are located in Knox or Laurel Counties, Kentucky, USA. The three wells commenced production late in 2006.

During 2008, the Company wrote off the carrying costs of the wells to $Nil, since the wells have no proven economic reserves.

TERYL RESOURCES CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

MAY 31, 2008 AND 2007
(Stated in Canadian Dollars)

6.	OIL AND GAS WELL INTERESTS (Continued)

	2008	2007

Ken Lee #1, at cost	$-	$103,045
Less: Accumulated depletion	-	(10,305)
	-	92,740

Elvis Farris #2, at cost	-	104,461
Less: Accumulated depletion	-	(8,705)
	-	95,756

Clarence Bright #1, at cost	-	104,673
Less: Accumulated depletion	-	(5,233)
	-	99,440

	$-	$287,936

7.	MINERAL PROPERTY INTERESTS

	BALANCE			BALANCE
	MAY 31		WRITE-	MAY 31
	2007	ADDITIONS	OFFS	2008

Property acquisition costs
Silverknife	$1	$-	$-	$1
Fish Creek	49,538	-	-	49,538
Gold Hill	34,231	26,474	(60,705)	-
West Ridge	116,189	-	-	116,189
Gil Venture	31,127	-	-	31,127

	$231,086	$26,474	$(60,705)	$196,855

	BALANCE			BALANCE
	MAY 31		WRITE-	MAY 31
	2006	ADDITIONS	OFFS	2007

Property acquisition costs
Silverknife	$1	$-	$-	$1
Fish Creek	33,538	16,000	-	49,538
Gold Hill	-	34,231	-	34,231
West Ridge	116,189	-	-	116,189
Gil Venture	31,127	-	-	31,127
Stepovich Lease	9,381	-	(9,381)	-

	$190,236	$50,231	$(9,381)	$231,086

TERYL RESOURCES CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

MAY 31, 2008 AND 2007
(Stated in Canadian Dollars)

7.	MINERAL PROPERTY INTERESTS (Continued)

a)	Silverknife, Laird, BC, Canada

Pursuant to agreements with Reg Technologies Inc. (“Reg”), SMR Investments Ltd. (“SMR”), Rapitan Resources Inc. (“Rapitan”), and Chevron Minerals Ltd. (“Chevron”), the Company acquired a 30% working interest in the Silverknife mineral claims, situated in the Liard Mining Division in the Province of British Columbia, subject to a 10% Net Profit Royalty to Rapitan and a 1% Net Smelter Returns to SMR.  Acquisition costs have been written down to $1 and exploration expenditures have been written off entirely, since the claims are not currently being explored and have no proven economic reserves.

b)	Fish Creek, Fairbanks, Alaska, USA

On March 5, 2002, the Company and Linux Gold Corp. (“Linux”) entered into an agreement whereby the Company may earn up to a 50% interest in the Fish Creek mineral claims located in the Fairbanks district of Alaska, USA, by expending $500,000 US within three years and issuing 200,000 common shares (issued December 16, 2002 at $0.08 per share).  An additional 100,000 shares were issued on February 14, 2007 at $0.16 per share in payment of an extension of the expenditure date to March 5, 2007, which was further extended to March 5, 2009.  Linux will have a 5% Net Royalty Interest until the Company pays $2,000,000 US.

c)	Gold Hill, Cochise County, Arizona, USA

On June 10, 2006, the Company and Frederic & John Rothermel (the “Vendors”) entered into an agreement whereby the Company purchased a 100% interest in the Gold Hill Patented Claim Group (7 claims) located in the Warren Mining District, Cochise County, Arizona, USA, subject to a 10% Net Profit Royalty to the Vendors, for the following considerations:

$5,655 ($5,000 US) for a 90 day option and $11,268 ($10,000 US) to complete a due diligence within 90 days (paid),
$38,244 ($36,000 US) paid during 2008 and 2007 to the Vendors, with $6,000 US to be made each quarter (all required quarterly payments have been made), complete a $50,000 US first phase exploration program conducted by the Vendors,
$250,000 US per year upon commencement of production.

A further 28 claims were staked in the Company’s name for a cost of $5,538 ($5,214 US).  The Company elected to terminate its agreement with the Vendors at the year-end as to the original 7 patent claims and to abandon the other 28 claims; accordingly, $60,705 in property costs and $213,184 in exploration costs were written off at May 31, 2008.

TERYL RESOURCES CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

MAY 31, 2008 AND 2007
(Stated in Canadian Dollars)

7.	MINERAL PROPERTY INTERESTS (Continued)

d)	West Ridge, Dome Creek, Alaska, USA

Pursuant to various agreements, the Company earned a 100% interest in the West Ridge mineral properties (48 claims, approximately 5,200 acres) located in the Dome Creek area of the Fairbanks District of Alaska, USA.  The Company has been conducting an exploration program over the past few years.

e)	Gil Venture, Dome Creek, Alaska, USA

Pursuant to various agreements, the Company acquired a 50% interest in 237 claims located in the Gilmore Dome area of Fairbanks District of Alaska.  On May 31, 1991, the Company, NERCO Exploration Company and Fort Knox Venture entered into an agreement which granted the Company a 20% participating interest in the claims, valued at $171,720 ($150,000 US).  Under this agreement, Fort Knox Venture paid the Company a total of $164,279 ($143,500 US) and contributed $686,880 ($600,000 US) to fund approved programs and budgets earning them an 80% participating interest in the property, with the Company retaining a 20% participating interest.  Fort Knox Venture, through its operator Fairbanks Gold Mining, Inc., has been doing exploration work on this property during the 2006 year.  This has resulted in the Company being required to pay its 20% share of expenses, which amounted to $111,127 ($98,916 US) in the May, 2006 year. No expenditures were made during the May, 2007 and 2008 year-end.

f)	Stepovich Lease, Dome Creek, Alaska, USA

On May 29, 1992, the Company granted Fort Knox Venture all of their interest in the Stepovich lease, except for a 10% Net Profit Interest.  Fort Knox Venture assumed all of the Company's liabilities and obligations under the Stepovich lease.  These claims were written off in 2007 since there was no potential economic value.

TERYL RESOURCES CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

MAY 31, 2008 AND 2007
(Stated in Canadian Dollars)

7.	MINERAL PROPERTY INTERESTS (Continued)

Deferred Exploration Expenditures

	2008	2007

Fish Creek Claims
Geophysical survey	$1,876	$11,041
Insurance, lease, property tax and assays	316	2,405
	2,192	13,446

Gold Hill Claims
Assays and reports	16,714	1,629
Drilling and roads	175,569	-
Geophysical and geological survey	-	15,702
Travel, maps and rent	1,950	1,619
	194,233	18,950

West Ridge Claims
Geophysical survey	8,932	1,948
Rent assessment	6,152	7,280
	15,084	9,228

Exploration expenditures for the year	211,509	41,624

Exploration expenditures invoiced or written off
Invoiced to joint venture partner	(65,830)	-
Written off – terminated, abandoned or inactive claims	(213,184)	(1,000)

	(67,505)	40,624

Exploration expenditures, beginning of year	2,999,743	2,959,119

Exploration expenditures, end of year	$2,932,238	$2,999,743

TERYL RESOURCES CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

MAY 31, 2008 AND 2007
(Stated in Canadian Dollars)

8.	ADVANCES TO/FROM RELATED PARTIES

Advances to related parties:

	2008	2007

International Diamond Syndicate Ltd.	$1	$1
Linux Gold, Inc.	60,915	-
Reg Technologies Inc.	3,285	-

	$64,201	$1

Advances from related parties:

	2008	2007

IAS Energy, Inc.	$1,317	$11,268
Information-Highway.com, Inc.	24,146	-
JGR Petroleum, Inc.	24,456	44,564
Linux Gold, Inc.	-	52,580
Rainbow Networks Inc.	23,227	25,464
Reg Technologies Inc.	-	3,285
REGI US, Inc.	428	-
SMR Investments Ltd.	18,496	35,020

	$92,070	$172,181

Advances to/from related parties (companies with common directors) bear no interest and have no fixed repayment terms.

9.	SHARE CAPITAL

Authorized share capital consists of:

100,000,000	voting common shares with no par value
5,000,000	non-voting preferred shares with $1 par value

The Preferred Shares have attached thereto a right to receive dividends as determined by the Directors. The Preferred Shares may be issued in series, with special rights and restrictions therefor being determined by the Directors, subject to regulatory approval.  No Preferred Shares have been issued to the date of these financial statements.

On February 14, 2007, 100,000 common shares were issued at $0.16 per share to Linux Gold Corp. under the terms of the Fish Creek mineral property agreement.

TERYL RESOURCES CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

MAY 31, 2008 AND 2007
(Stated in Canadian Dollars)

9.	SHARE CAPITAL (Continued)

On April 7, 2007, the Company issued 1,194,340 units of capital stock pursuant to a Private Placement with 4 placees at a price of $0.15 per unit.  Each unit consists of one share and one share purchase warrant exercisable within one year for $0.20 per share.

On May 23, 2007, an individual exercised warrants for 100,000 shares at a price of $0.20 per share.

On August 30, 2007, the Company issued 2,715,000 units of capital stock pursuant to a Private Placement with 36 placees at a price of $0.15 per unit.  Each unit consists of one share and one share purchase warrant exercisable for $0.20 per share and in the first year and $0.25 per share in the second year.

On February 14, 2008, an employee exercised stock options for 10,000 shares at a price of $0.15 per share.

On February 22, 2008, the Company issued 6,000,000 units of capital stock pursuant to a Private Placement with 77 placees at a price of $0.15 per unit. Each unit consists of one share and one share purchase warrant exercisable within one year for $0.20 per share.  238,400 broker’s share purchase warrants were issued as commissions valued at $25,339, which has been recorded in contributed surplus on the balance sheet.  The broker’s warrants were valued using the Black-Scholes option pricing model with the following assumptions: risk-free interest rate of 1.84%, dividend yield of nil, volatility of 99.05%, and expected life of 1 year.

On June 29, 2006, a consultant was granted stock options to purchase up to 25,000 common shares at a price of $0.30 per share for five years, which were repriced on May 8, 2007 to $0.15.

On November 2, 2006, an employee was granted stock options to purchase up to 25,000 common shares at a price of $0.18 per share for five years.

On April 22, 2007, 1,590,000 stock options expired unexercised.

On April 24, 2007, 1,600,000 directors’ stock options were granted at a price of $0.15 per share expiring April 24, 2012.

On May 8, 2007, approval was granted to reprice 50,000 employees’ stock options from $0.40 to $0.15 and extend the exercise date from December 16, 2007 to April 24, 2012; and 50,000 directors’ stock options were repriced from $0.35 to $0.15 with the exercise date unchanged.

On June 30, 2007, 250,000 stock options expired unexercised.

TERYL RESOURCES CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

MAY 31, 2008 AND 2007
(Stated in Canadian Dollars)

9.	SHARE CAPITAL (Continued)

On November 7, 2007, an employee was granted stock options to purchase up to 25,000 common shares at a price of $0.22 per share for five years.

On January 25, 2008, the Company entered into an investor relations agreement with KCrew Communications Inc. (“KCrew”) for three months at $8,500 per month.   The Company granted KCrew stock options to purchase up to 300,000 common shares at a price of $0.15, which expired May 25, 2008.

On March 4, 2008, a consultant’s stock options for 75,000 common shares at a price of $0.40 expired unexercised, and were replaced on March 10, 2008 with stock options for 75,000 common shares at a price of $0.21, expiring March 10, 2013.

During the year ended May 31, 2008 and 2007, the Company had the following stock option activities:

		WEIGHTED
	NUMBER	AVERAGE
	OF	EXERCISE
	OPTIONS	PRICE

Balance, May 31, 2006	2,177,500	$0.21

Granted	1,900,000	0.17
Expired	(1,590,000)	0.15

Balance, May 31, 2007	2,487,500	0.21

Granted	400,000	0.17
Exercised	(10,000)	0.15
Expired	(625,000)	0.23

Balance, May 31, 2008	2,252,500	$0.20

TERYL RESOURCES CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

MAY 31, 2008 AND 2007
(Stated in Canadian Dollars)

9.	SHARE CAPITAL (Continued)

During the year ended May 31, 2008 and 2007, the Company had the following warrant activities:

		WEIGHTED
	NUMBER	AVERAGE
	OF	EXERCISE
	WARRANTS	PRICE

Balance, May 31, 2006	1,324,000	$0.30

Issued	1,194,340	0.20
Exercised	(100,000)	0.20

Balance, May 31, 2007	2,418,340	0.28

Issued	8,953,400	0.20
Expired	(2,418,340)	0.28

Balance, May 31, 2008	8,953,400	$0.20

Outstanding Commitments to Issue Shares

At May 31, 2008, the following commitments to issue shares were outstanding:

TYPE OF	NUMBER		EXPIRY
COMMITMENT	OF SHARES	PRICE	DATE

Private placement warrants	2,715,000	$0.20/0.25	August 30, 2008/2009
Private placement warrants	6,238,400	$0.20	February 22, 2009
Consultants’ options	112,500	$0.20	October 20, 2008
Consultants’ options	300,000	$0.45	November 13, 2008
Directors’ options	40,000	$0.15	March 5, 2009
Consultants’ option	25,000	$0.15	June 11, 2011
Employees’ option	25,000	$0.18	November 2, 2011
Directors’/Employees’ options	1,650,000	$0.15	April 24, 2012
Employees’ option	25,000	$0.22	November 7, 2012
Consultants’ option	75,000	$0.21	March 10, 2013

	11,205,900

TERYL RESOURCES CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

MAY 31, 2008 AND 2007
(Stated in Canadian Dollars)

9.	SHARE CAPITAL (Continued)

Outstanding Commitments to Issue Shares (Continued)

The following table summarizes information about stock options outstanding at May 31, 2008:

		WEIGHTED
	NUMBER	AVERAGE	NUMBER
	OF	REMAINING	OF
EXERCISE	OPTIONS	CONTRACTUAL	OPTIONS
PRICE	OUTSTANDING	LIFE (YEARS)	EXERCISABLE

$0.20	112,500	0.39	37,500
0.45	300,000	0.45	75,000
0.18	25,000	3.42	6,250
0.15	1,715,000	3.82	431,250
0.22	25,000	4.44	6,250
0.21	75,000	4.78	18,750

$0.19	2,252,500	3.23	575,000

Stock Based Compensation Expense

The fair value of each option granted is estimated on the grant date using the Black-Scholes option-pricing model assuming no dividend yield and the following weighted average assumptions for options granted:

	2008	2007	2006

Expected volatility	126%	130%	52%
Weighted average risk-free interest rate	2.47%	4.11%	3.40%
Expected life	1.50 years	4.73 years	1.00 year

TERYL RESOURCES CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

MAY 31, 2008 AND 2007
(Stated in Canadian Dollars)

10.	INCOME TAXES

Future income taxes reflect the net tax effects of the temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.  Significant components of the Company’s Canadian future tax assets as of May 31 are as follows:

	2008	2007

Non-capital losses carry forwards	$818,000	$838,000
Equipment	14,000	17,000
Resource deductions	306,000	482,000
Share issue costs	20,000	5,000
	1,158,000	1,342,000
Valuation allowance	(1,158,000)	(1,342,000)

Future income tax asset	$-	$-

A reconciliation of the combined Canadian federal and provincial income taxes at statutory rates and the Company’s effective income tax expense is as follows:

	2008	2007

Statutory tax rate	33%	34%

Income tax recovery at statutory rate	$(291,000)	$(158,000)
Permanent differences and other	8,000	46,000
Effect of change in tax rate	38,000	-
Tax benefits not recognized	245,000	112,000

	$-	$-

The Company has Canadian non-capital losses of approximately $3,145,000 (2007 - $2,589,000), which expire over the years 2009 to 2028.  The Company also has cumulative exploration expenses in the amount of $1,338,000 (2007 - $1,376,000) in Canada, which can be carried forward indefinitely.

11.	COMMITMENTS

On December 7, 2007, the Company entered into a consulting agreement with Renmark Financial Communications to provide investor relations services from December 2007 to November 2008.  The fees are $6,000 per month from December 2007 to May 2008, and $7,500 per month from June to November 2008, subject to regulatory approval.

TERYL RESOURCES CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

MAY 31, 2008 AND 2007
(Stated in Canadian Dollars)

12.	RELATED PARTY TRANSACTIONS

Related party transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.  Related party transactions not disclosed elsewhere in these financial statements are as follows:

SMR Investments Ltd. (“SMR”) is a private company controlled by an officer of the Company who has significant influence on its affairs. Under a management contract with SMR, the Company agreed to pay up to $2,500 per month for management services.  The Company was charged management fees by SMR of $30,000 during the current year (2007 - $30,000; 2006 - $30,000).  As of May 31, 2008, $42,258 (2007 - $30,000) was payable to SMR by the Company, and the amount was included in accounts payable and accrued liabilities.

The Company owns 15,880 shares of Linux Gold Corp., a BC public company with common directors, staff and office facilities.

During the year, director’s fees of $15,500 (2007 - $12,000; 2006 - $12,000) were paid to J. Robertson, President of the Company; administration consulting fees of $13,500 (2007 - $24,000; 2006 - $19,000) were paid to J. Lorette, a director of the Company and secretarial fees of $5,700 (2007 - $15,000; 2006 - $19,550) were paid to M. van Oord, a director of the Company.  As of May 31, 2008, $Nil (2007 - $4,019) was receivable from J. Robertson to the Company, and the amount was included in amounts receivable.

During the year, fees of $6,508 (2007 - $9,396; 2006 - $6,770) were paid to KLR Petroleum Ltd., which is controlled by an officer of the Company who has significant influence on its affairs, for administration of the Company’s payroll and benefit plan.

Office rent of $12,872 (2007 - $15,018; 2006 - $17,040) was paid to Linux Gold, Inc. for the year ended May 31, 2008.  As of May 31, 2008, $Nil (2007 - $2,856) was receivable from REGI US, Inc. to the Company, and the amount was included in amounts receivable.

13.	TERYL, INC. TRANSACTIONS (100% US Subsidiary)

In 1998, Teryl, Inc. offered a private placement for up to 1,000,000 shares at a price of $0.23 ($0.15 US) and subscriptions of $146,044 ($96,750 US) were received by November 19, 1999.  Since the offering was not fully subscribed, the Companies negotiated with the subscribers to replace the Teryl, Inc. shares with Teryl Resources Corp. shares.  On October 17, 2006, the authorized capital for Teryl, Inc. was reduced to 10,000 common shares, which resulted in a rollback to 1 common share for each 10,000 outstanding.  On August 29, 2007, the final six subscribers agreed to a settlement of $70,000 ($50,250 US).

TERYL RESOURCES CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

MAY 31, 2008 AND 2007
(Stated in Canadian Dollars)

14.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”). Material variations in the accounting measurement principles, practices and methods used in preparing these consolidated financial statements from measurement principles, practices and methods accepted in the United States (“US GAAP”) are described and quantified below.

a)	Oil and Gas Well Interests

Under Canadian and US GAAP, oil and gas well interests are carried at cost according to the successful efforts method of accounting and written down if the value is impaired. Depreciation and depletion of capitalized costs of oil and gas producing properties are calculated using the straight-line method over 10 years, which is the estimated pay-out term. The Company has determined that there were no material differences in the measurement and presentation of oil and gas well interests between Canadian GAAP and US GAAP as at May 31, 2008, 2007, and 2006.

b)	Mineral Properties and Deferred Exploration Costs

Under Canadian GAAP, mineral property interests and deferred exploration costs, including acquisition and exploration costs, are carried at cost and written down if the properties are abandoned, sold or if management determines there to be an impairment in value. Under United States GAAP, mineral property interests are carried at cost and deferred exploration costs are expensed as incurred.

c)	Asset Retirement Obligations

Under US GAAP, Statement of Financial Accounting Standards No. 143, “Accounting for Asset Retirement Obligations” (“SFAS 143”) requires companies to record the fair value of the liability for closure and removal costs associated with legal obligations upon the retirement or removal of any tangible long-lived assets effective June 1, 2003. Under this standard, the initial recognition of the liability is capitalized as part of the asset cost and amortized over its estimated useful life. For Canadian GAAP purposes, effective June 1, 2004, the Company adopted the provisions of CICA HB 3110 “Asset Retirement Obligations” which are substantially similar to those of SFAS 143. The Company has determined that there were no material differences in the measurement and presentation of asset retirement obligations between Canadian GAAP and US GAAP as at May 31, 2008, 2007 and 2006.

TERYL RESOURCES CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

MAY 31, 2008 AND 2007
(Stated in Canadian Dollars)

14.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Continued)

d)	Stock-Based Compensation

Under US GAAP, Statement of Financial Accounting Standard 123(R), “Share-Based Payments,” requires the measurement and recognition of compensation expense, based on estimated fair values, for all share-based awards made to employees and directors, including stock options. In March 2005, the Securities and Exchange Commission issued SAB 107 relating to SFAS 123(R). The Company applied the provisions of SAB 107 in its adoption of SFAS 123(R).

SFAS 123(R) requires companies to estimate the fair value of share-based awards on the date of grant using an option-pricing model. The Company uses the Black-Scholes option pricing model as its method of determining fair value. The value of the portion of the award that is ultimately expected to vest is recognized as an expense in the consolidated statements of operations over the requisite service period.

The Company has a stock-based compensation plan which is described in Note 9. The Company accounts for stock-based compensation, including stock options and warrants, using the fair value based method, as prescribed by CICA HB 3870 “Stock-based Compensation and Other Stock-Based Payments”, to account for stock based transactions with officers, directors and consultants. Under this method, the fair value of the stock options and warrants at the date of grant is amortized over the vesting period, with an offsetting credit recorded as an increase in contributed surplus. If the stock options or warrants are exercised, the proceeds are credited to share capital and the fair value at the date of the grant is reclassified from contributed surplus to share capital. Accordingly, there were no material differences between Canadian GAAP and US GAAP for the years ended May 31, 2008, 2007 and 2006.

e)	Marketable Securities and Investments

Under Canadian GAAP, for the years ended May 31, 2007 and 2006, short-term marketable securities are carried at the lower of aggregate cost or current market value, with any unrealized loss included in the consolidated statements of operations. Long-term investments are carried on the cost or equity basis and are only written down when there is evidence of a decline in value that is other than temporary. Under Canadian GAAP, for the year ended May 31, 2008, the Company adopted the provisions of CICA HB 3855 “Financial Instruments – Recognition and Measurement” and CICA HB 1530 “Comprehensive Income”, which are similar to the requirements of US GAAP.

TERYL RESOURCES CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

MAY 31, 2008 AND 2007
(Stated in Canadian Dollars)

14.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Continued)

e)	Marketable Securities and Investments (Continued)

Under US GAAP, Statement of Financial Accounting Standard No. 115, “Accounting for Certain Investments in Debt and Equity Securities” (“SFAS 115”) requires that certain equity investments must be classified into available-for-sale securities and carried at fair market value. Any unrealized holding gains or losses are reported as a separate component of shareholders’ equity until realized for available-for-sale securities, and included in earnings for trading securities. Under the newly adopted accounting policies under Canadian GAAP, as described in Note 2(a), and under US GAAP, the Company’s investments are classified as available-for-sale securities.

f)	Recent Accounting Pronouncements

In May 2008, the FASB issued SFAS No. 163, “Accounting for Financial Guarantee Insurance Contracts – An interpretation of FASB Statement No. 60”.  SFAS No. 163 requires that an insurance enterprise recognize a claim liability prior to an event of default when there is evidence that credit deterioration has occurred in an insured financial obligation. It also clarifies how Statement No. 60 applies to financial guarantee insurance contracts, including the recognition and measurement to be used to account for premium revenue and claim liabilities, and requires expanded disclosures about financial guarantee insurance contracts. It is effective for financial statements issued for fiscal years beginning after December 15, 2008, except for some disclosures about the insurance enterprise’s risk-management activities. SFAS No. 163 requires that disclosures about the risk-management activities of the insurance enterprise be effective for the first period beginning after issuance. Except for those disclosures, earlier application is not permitted.  The adoption of this statement is not expected to have a material effect on the Company’s consolidated financial statements.

In May 2008, the FASB issued SFAS No. 162, “The Hierarchy of Generally Accepted Accounting Principles”. SFAS No. 162 identifies the sources of accounting principles and the framework for selecting the principles to be used in the preparation of financial statements of nongovernmental entities that are presented in conformity with generally accepted accounting principles in the United States.  It is effective 60 days following the SEC’s approval of the Public Company Accounting Oversight Board amendments to AU Section 411, “The Meaning of Present Fairly in Conformity With Generally Accepted Accounting Principles”. The adoption of this statement is not expected to have a material effect on the Company’s consolidated financial statements.

TERYL RESOURCES CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

MAY 31, 2008 AND 2007
(Stated in Canadian Dollars)

14.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Continued)

f)	Recent Accounting Pronouncements (Continued)

In March 2008, the FASB issued SFAS No. 161, “Disclosures about Derivative Instruments and Hedging Activities – an amendment to FASB Statement No. 133”.  SFAS No. 161 is intended to improve financial standards for derivative instruments and hedging activities by requiring enhanced disclosures to enable investors to better understand their effects on an entity's financial position, financial performance, and cash flows. Entities are required to provide enhanced disclosures about: (a) how and why an entity uses derivative instruments; (b) how derivative instruments and related hedged items are accounted for under Statement No. 133 and its related interpretations; and (c) how derivative instruments and related hedged items affect an entity’s financial position, financial performance, and cash flows.  It is effective for financial statements issued for fiscal years beginning after November 15, 2008, with early adoption encouraged.  The adoption of this statement is not expected to have a material effect on the Company’s consolidated financial statements.

In December 2007, the FASB issued SFAS No. 141R, “Business Combinations”.  This statement replaces SFAS No. 141 and defines the acquirer in a business combination as the entity that obtains control of one or more businesses in a business combination and establishes the acquisition date as the date that the acquirer achieves control. SFAS No. 141R requires an acquirer to recognize the assets acquired, the liabilities assumed, and any noncontrolling interest in the acquiree at the acquisition date, measured at their fair values as of that date. SFAS No. 141R also requires the acquirer to recognize contingent consideration at the acquisition date, measured at its fair value at that date. This statement is effective for fiscal years and interim periods within those fiscal years, beginning on or after December 15, 2008, and earlier adoption is prohibited. The adoption of this statement is not expected to have a material effect on the Company's consolidated financial statements.

In December 2007, the FASB issued SFAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements Liabilities – an Amendment of ARB No. 51”.  This statement amends ARB No. 51 to establish accounting and reporting standards for the non-controlling interest in a subsidiary and for the deconsolidation of a subsidiary. This statement is effective for fiscal years and interim periods within those fiscal years, beginning on or after December 15, 2008, and earlier adoption is prohibited. The adoption of this statement is not expected to have a material effect on the Company's consolidated financial statements.

TERYL RESOURCES CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

MAY 31, 2008 AND 2007
(Stated in Canadian Dollars)

14.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Continued)

f)	Recent Accounting Pronouncements (Continued)

On December 21, 2007, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 110, (“SAB 110”). SAB 110 provides guidance to issuers on the method allowed in developing estimates of expected term of “plain vanilla” share options in accordance with SFAS No. 123R, “Share-Based Payments”. The staff will continue to accept, under certain circumstances, the use of a simplified method beyond December 31, 2007 which amends question 6 of Section D.2 as included in SAB 107, “Valuation of Share-Based Payment Arrangements for Public Companies”, which stated that the simplified method could not be used beyond December 31, 2007. SAB 110 is effective April 1, 2008. The adoption of this statement is not expected to have a material effect on the Company's consolidated financial statements.

In February 2007, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities – Including an Amendment of FASB Statement No. 115”. This statement permits entities to choose to measure many financial instruments and certain other items at fair value. Most of the provisions of SFAS No. 159 apply only to entities that elect the fair value option. However, the amendment to SFAS No. 115 “Accounting for Certain Investments in Debt and Equity Securities” applies to all entities with available-for-sale and trading securities. SFAS No. 159 is effective as of the beginning of an entity’s first fiscal year that begins after November 15, 2007. Early adoption is permitted as of the beginning of a fiscal year that begins on or before November 15, 2007, provided the entity also elects to apply the provision of SFAS No. 157, “Fair Value Measurements”. The adoption of this statement is not expected to have a material effect on the Company's financial statements.

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements”. The objective of SFAS No. 157 is to increase consistency and comparability in fair value measurements and to expand disclosures about fair value measurements. SFAS No. 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. SFAS No. 157 applies under other accounting pronouncements that require or permit fair value measurements and does not require any new fair value measurements. The provisions of SFAS No. 157 are effective for fair value measurements made in fiscal years beginning after November 15, 2007. The adoption of this statement is not expected to have a material effect on the Company's future reported financial position or results of operations.

TERYL RESOURCES CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

MAY 31, 2008 AND 2007
(Stated in Canadian Dollars)

14.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Continued)

The impact of the differences between Canadian GAAP and US GAAP on the consolidated balance sheets would be as follows:

	2008
	BALANCE		BALANCE
	CANADIAN		US
	GAAP	ADJUSTMENTS	GAAP

Current assets	$277,271	$-	$277,271
Advances to related parties	64,201	-	64,201
Investments (Note 14(e))	2,208	-	2,208
Equipment	13,283	-	13,283
Oil and gas well interests (Note 14(a))	-	-	-
Mineral property interests (Note 14(b))	196,855	-	196,855
Deferred exploration expenditures (Note 14(b))	2,932,238	(2,932,238)	-

	$3,486,056	$(2,932,238)	$553,818

Current liabilities	$199,434	$-	$199,434
Shareholders’ equity	3,286,622	(2,932,238)	354,384

	$3,486,056	$(2,932,238)	$553,818

	2007
	BALANCE		BALANCE
	CANADIAN		US
	GAAP	ADJUSTMENTS	GAAP

Current assets	$22,235	$-	$22,235
Advances to related parties	1	-	1
Investments (Note 14(e))	4,026	(1,170)	2,856
Equipment	17,269	-	17,269
Oil and gas well interests (Note 14(a))	287,936	-	287,936
Mineral property interests (Note 14(b))	231,086	-	231,086
Deferred exploration expenditures (Note 14(b))	2,999,743	(2,999,743)	-

	$3,562,296	$(3,000,913)	$561,383

Current liabilities	$300,279	$-	$300,279
Shareholders’ equity	3,262,017	(3,000,913)	261,104

	$3,562,296	$(3,000,913)	$561,383

TERYL RESOURCES CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

MAY 31, 2008 AND 2007
(Stated in Canadian Dollars)

14.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Continued)

The impact of the differences between Canadian GAAP and US GAAP on the consolidated statements of operations and deficit would be as follows:

	2008	2007	2006

Net loss for the year, Canadian GAAP	$(1,142,796)	$(465,540)	$(430,646)

Adjustment:
Deferred exploration costs (Note 14(b))	67,505	(40,624)	(216,058)

Net loss for the year, US GAAP	$(1,075,291)	$(506,164)	$(646,704)

Basic and diluted loss per share, US GAAP	$(0.02)	$(0.01)	$(0.02)

Weighted average number of common shares outstanding, basic and diluted	44,538,405	39,663,029	36,889,399

The Company’s comprehensive loss is comprised as follows:

	2008	2007	2006

Net loss for the year, US GAAP	$(1,075,291)	$(506,164)	$(646,704)

Change in net unrealized (losses) gains on available-for-sale investments (Note 14(e))	(649)	(1,170)	3,321

Comprehensive loss	$(1,075,940)	$(507,334)	$(643,383)

TERYL RESOURCES CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

MAY 31, 2008 AND 2007
(Stated in Canadian Dollars)

14.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Continued)

The impact of the differences between Canadian GAAP and US GAAP on the consolidated statements of cash flows would be as follows:

	2008	2007	2006

Cash flows used in operating activities, Canadian GAAP	$(527,719)	$(210,843)	$(390,492)
Adjustment:
Exploration expenditures (Note 14(b))	(211,509)	(41,624)	(163,320)

Cash flows used in operating activities, US GAAP	(739,228)	(252,467)	(553,812)

Cash flows provided by financing activities, Canadian and US GAAP	1,003,597	294,916	548,206

Cash flows used in investing activities, Canadian GAAP	(263,531)	(290,762)	(266,365)
Adjustment:
Exploration expenditures (Note 14(b))	211,509	41,624	163,320

Cash flows used in investing activities, US GAAP	(52,022)	(249,138)	(103,045)

Increase (Decrease) in cash	212,347	(206,689)	(108,651)

Cash, beginning of year	2,947	209,636	318,287

Cash, end of year	$215,294	$2,947	$209,636